[Perfect World Co., Ltd. Letterhead]

August 27, 2010

VIA EDGAR AND FACSIMILE

Craig Wilson

Senior Assistant Chief Accountant

Melissa Walsh, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2009
File No. 001-33587 (the “2009 Form 20-F”)

Dear Mr. Wilson and Ms. Walsh:

The Company has received the letter dated August 6, 2010 and resent on August 26, 2010 from the staff of the Securities and Exchange Commission regarding the 2009 Form 20-F and would like to request an extension to the deadline for responding to the letter. We will provide our response to the letter via EDGAR as soon as possible, in any event no later than September 10, 2010.

If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom at (852) 3740 4850. Thank you very much.

Very truly yours,

/s/ Michael Yufeng Chi
Michael Yufeng Chi
Chairman and Chief Executive Officer

c.c.	Kelvin Wing Kee Lau, Chief Financial Officer, Perfect World Co., Ltd.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom
Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian CPAs Limited
Company